Mail Stop 4561

Dean A. Foate
Chief Executive Officer
Plexus, Inc.
55 Jewelers Park Drive
Neenah, Wisconsin 54957-0156

      Re: **Plexus, Inc.**
               Form 10-K for the Fiscal Year Ended October 3, 2009
               Filed November 18, 2009
               File No. 001-14423

Dear Mr. Foate:

      We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 3, 2009

Item 1. Business

Customers and Market Sectors Served, page 4

1.   We note your disclosure that Juniper Networks accounted for 20 percent of your net sales in both fiscal 2009 and 2008. We also note that you have not filed any agreements with this customer as exhibits to your Form 10-K. Please describe your contractual arrangements with Juniper Networks and provide us with your

       analysis as to whether you are substantially dependent upon any of your agreements with this customer. See Item 601(b)(10)(ii)(B) of Regulation S-K.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations, page 26</u>

2. Tell us your consideration of providing a narrative discussion to quantify material changes in revenues and gross profit margins attributable to changes in price or changes in volume over the last three years. We refer you to 303(a)(3)(iii) of Regulation S-K.

<u>Item 7A. Quantitative and Qualitative Disclosures about Market Risk</u>

<u>Foreign Currency Risk, page 35</u>

3. We note your disclosure that your international operations create potential foreign exchange risk. However, it does not appear that you have provided quantitative information about this market risk under one of the three alternatives provided by Item 305 of Regulation S-K. Please tell us how you considered providing one of the three alternatives under Item 305(a) of Regulation S-K showing the effect of foreign currency exchange risk.

<u>Item 9A. Controls and Procedures, page 36</u>

4. We note from your disclosures in the section entitled "Limitations on the Effectiveness of Controls" that controls and procedures can provide only reasonable assurance regarding management's control objectives. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective at the reasonable assurance level. We refer you to Item 307 of Regulation S-K.

<u>Consolidated Financial Statements</u>

<u>Note 13, Reportable Segments, Geographic Information and Major Customers, page 67</u>

5. We note from you disclosures on pages 4 and 5 that you evaluate financial performance and allocate resources based on a geographic basis even though your current business development focus is based on the market sectors you serve including wireline/networking, wireless infrastructure, medical, industrial/commercial and defense/security/aerospace. Clarify how you have evaluated FASB ASC 280-10-50-1 through 50-9 when determining that these market sectors do not represent separate operating segments. Describe what

information is reviewed by your chief operating decision maker with respect to these market sectors.

Exhibit 99.1

6. We note your response to prior comment No. 1 of our letter dated March 6, 2008. Please clarify why you did not provided a computation of the non-GAAP tax rate excluding unusual charges, to the extent that it has been adjusted from your GAAP effective tax rate.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3459 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or Mark Shuman, Legal Branch Chief at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief